MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE : (212) 403-1000 FACSIMILE : (212) 403-2000

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

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EMILY D. JOHNSON

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VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. BONNETT

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY

MEYER G. KOPLOW

JOSEPH D. LARSON

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ROSEMARY SPAZIANI

ELLIOTT V. STEIN

WARREN R. STERN

LEO E. STRINE, JR.*

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

MARC WOLINSKY

* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

Direct Dial: (212) 403-1005

Direct Fax: (212) 403-2005

E-Mail: VGoldfeld@wlrk.com

September 14, 2022

Via EDGAR and Courier

Howard Efron

Jennifer Monick

Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bluerock Homes Trust, Inc. Amendment No. 2 to Form 10-12B Filed August 31, 2022 File No. 001-41322

Dear Mr. Efron, Ms. Monick and Mr. Gabor:

On behalf of our client, Bluerock Homes Trust, Inc. (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated September 13, 2022, regarding the Company’s registration statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission on August 31, 2022.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company.

Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 87

1.	We note your table at the top of page 88 and your column titled Pro Forma Average Rent. Please tell us how you considered the possibility of this measure being confused with pro forma information prepared in accordance with Article 11 of Regulation S-X. Alternatively, please revise to recaption the column heading.

Response: In response to the Staff’s comment, the Company will recaption the column heading to read “Estimated Average Rent” in its next amendment of the Registration Statement.

Interim Financial Statements

Notes to Combined Financial Statements

Note 8 – Preferred Equity Investments

Peak Housing Interests and Financing, page F-17

2.	We note your table at the top of page F-16 appears to indicate that you do not consolidate Peak Housing. We further note your disclosure on page F-17 appears to indicate that you may consolidate certain entities that constitute Peak Housing. In light of the disclosures on page F-16 and F-17, we are unclear if you consolidate any entities that are also reflected within your $20,318,000 preferred equity investment that you have identified as Peak Housing. Please clarify for us if you consolidate any entities that are also reflected within the $20,318,000 preferred equity investment. To the extent you consolidate any such entities, please tell us how you determined it is appropriate to also reflect those entities within the $20,318,000 preferred equity investment on your balance sheet at June 30, 2022. Within your response, please reference the authoritative accounting literature management relied upon.

Response: The Company respectfully informs the Staff that the Peak Housing unconsolidated preferred equity investments referenced on pages F-16 and F-17 of Amendment No. 2 consist of separate and distinct investments from the consolidated investments in the Peak Housing properties on page F-13 of Amendment No. 2.

In 2021, the Company made a preferred equity investment of $20.3 million (the “Peak Preferred Investment”) in the operating partnership of Peak Housing REIT (the “Peak OP”), a private REIT unaffiliated with the company. In addition, in 2021 and 2022, the Company made common equity investments in four joint ventures, with the Peak OP as the other member of each joint venture, to acquire 16 portfolios of single-family residential homes (collectively, the “Peak Common Investment”). The Peak OP is not consolidated in connection with the Peak Preferred Investment, while the four joint ventures are consolidated in connection with the Peak Common Investment. As such, the Company does not consolidate any entities that are also reflected within the Peak Preferred Investment.

After evaluating the disclosure on page F-17 of Amendment No. 2, the Company will revise such disclosure in its next amendment of the Registration Statement as follows (text to be deleted is shown in strikethrough and text to be added is shown bolded):

Peak Housing Interests and Financing

During 2021, the Company made ~~common and~~ a preferred equity ~~investments, along with~~ investment in the operating partnership of Peak Housing REIT (the “Peak REIT OP”), and in addition, made common equity investments, through joint ventures with the Peak REIT OP, in fourteen portfolios of single-family residential homes. ~~These fourteen portfolios constitute Peak Housing, which represents the aggregate of the Company’s preferred equity investments in these portfolios.~~ During the first quarter 2022, the Company made common equity investments, ~~along~~ through joint ventures with the Peak REIT OP, in the following two portfolios of single-family residential homes: Granbury 2.0 and Savannah 319. In addition to its common ~~and/or preferred~~ equity investments, the Company, through wholly-owned lender-entities, provided the full mortgage or mezzanine loan to each of the fifteen (Savannah 319 excluded) respective portfolio owners. These portfolio owners are owned by joint ventures in which the Company has its common equity investments along with the Peak REIT OP. To determine if consolidation of the joint ventures was appropriate, the Company evaluated the basis of consolidation under ASC 810: Consolidation using the voting interest equity method as it had determined that the joint ventures were not variable interest entities. As the Company has controlling voting interests and substantive participating rights ~~of~~ in the joint ventures under the operating agreements, the Company determined that consolidation of the joint ventures was appropriate. As the entities through which the Company provided the loans (the lender-entities) and the entities to which the loans were provided (the property owners) consolidate into the Company’s financial statements, the loan receivable balances and the loan payable balances are eliminated through consolidation and therefore are not reflected in the Company’s combined balance sheets. In addition, the Company’s pro rata share of each loan’s interest expense incurred through the portfolio owner partially offsets, through consolidation, the Company’s interest income for each loan recognized at the wholly-owned lender-entity. The remaining interest income, which is attributable to interest incurred by the Peak REIT OP as the noncontrolling interest in each portfolio, is reflected in net income (loss) attributable to common stockholders in the Company’s combined statements of operations. Through its impact on the net operations of the portfolio, the Peak REIT OP’s pro rata share of each loan’s interest expense is reflected in net income (loss) attributable to noncontrolling interests partially owned properties in the Company’s combined statements of operations.

On April 1, 2022, the mortgage or mezzanine loans provided by the Company to twelve of the fifteen respective portfolio owners were converted into a total of $66.2 million of common equity interests, which included the full principal loan balances in the aggregate amount of $61.6 million and an aggregate amount of $4.6 million representing the minimum interest associated with the respective loans.

On May 10, 2022, the mortgage loans provided by the Company to two of the fifteen respective portfolio owners were converted into a total of $39.2 million of common equity interests, which included the full principal loan balances in the aggregate amount of $38.2 million and an aggregate amount of $1.0 million representing the minimum interest associated with the respective loans. As of June 30, 2022, one mezzanine loan remains outstanding that has been provided by the Company to a portfolio owner.

*          *          *          *          *          *

If you have any questions concerning the Registration Statement or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1005 or VGoldfeld@wlrk.com, or my colleague Elizabeth A. Ingriselli, at (212) 403-1130 or EAIngriselli@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Michael Konig, Bluerock Residential Growth REIT, Inc. Jason Emala, Bluerock Asset Management, LLC Elizabeth A. Ingriselli, Wachtell, Lipton, Rosen & Katz